

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2012

<u>Via E-mail</u>
Mr. Dominic J. Caruso
Chief Financial Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: Johnson & Johnson
            Form 10-K for the Fiscal Year Ended January 1, 2012
            Filed February 23, 2012
            File No. 001-03215

Dear Mr. Caruso:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Joel Parker

                                          Joel Parker
                                          Accounting Branch Chief